



An AI Powered US Equity Adjusted Total Return Index

Monthly Performance Report - March 2025

About AIPEXAR

HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Adjusted Total Return Index ("AiPEXAR"). AiPEXAR is comprised of Large and Mid Cap U.S. publicly traded companies, selected monthly based on a 3-step selection process that utilizes objective artificial intelligence to dynamically select the underlying constituents. This investment process is intended to provide growth through a variety of market conditions. AiPEXAR is a total return index with a 5.0% per annum adjustment factor.

Performance: Historical & Simulated*



AI Powered US Equity Adjusted Total Return Index

Index Overview

Website	http://aipexar.gbm.hsbc.com/AiPEXAR.html
Bloomberg Ticker	AIPEXAR Index
Geographical Focus	United States
Launch Date	7/14/2021
Type of Return	Adjusted Return
Index Sponsor	EquBot, Inc.
Index Calculation Agent	Solactive AG
Adjustment Factor	5.0% per year

Index Performance: Historical & Simulated*

Index returns as of 3/31/2025

YTD	-5.34%
1Y	3.46%
3Y	8.91%
5Y	77.16%
10Y	131.20%
10Y Volatility	18.32%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 3/31/2025

Top 10 Holdings: As of 3/31/2025

	Index Weight(%)	Sector
APPLE INC	5.71%	Electronic Technology
NVIDIA CORP	4.83%	Electronic Technology
MICROSOFT CORP	4.80%	Technology Services
AMAZON.COM INC	3.20%	Retail Trade
META PLATFORMS INC	2.22%	Technology Services
ALPHABET INC-CL A	1.76%	Technology Services
BROADCOM INC	1.51%	Electronic Technology
TESLA INC	1.47%	Consumer Durables
NETFLIX INC	1.24%	Technology Services
ELI LILLY & CO	1.22%	Health Technology
Total	**27.97%**	

Annual Index Performance: Historical & Simulated*

2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
21.4%	4.4%	22.2%	37.6%	21.0%	2.7%	10.6%	22.3%	-5.5%	28.0%	14.2%	20.6%	-24.3%	17.7%	19.7%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 3/31/2025



ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-277211
April 01, 2025



Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	3.98%	4.11%
Consumer Services	3.08%	3.19%
Electronic Technology	19.92%	19.65%
Energy Minerals	2.79%	2.89%
Finance	13.55%	15.39%
Health Technology	8.08%	8.86%
Producer Manufacturing	2.82%	3.56%
Retail Trade	8.52%	7.99%
Technology Services	20.68%	18.07%
Utilities	3.14%	2.60%

■ Portfolio ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	-0.03%	0.00%
Consumer Services	-0.26%	-0.22%
Electronic Technology	-1.90%	-1.83%
Energy Minerals	0.12%	0.20%
Finance	-0.73%	-0.69%
Health Technology	-0.38%	-0.36%
Producer Manufacturing	-0.23%	-0.17%
Retail Trade	-0.67%	-0.55%
Technology Services	-1.47%	-1.70%
Utilities	0.00%	-0.03%

■ Portfolio ■ Solactive US Large & Mid Cap Index

